UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

The Penn Traffic Company
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

707832309
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 707832309

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 707832309

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 707832309

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 707832309

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 707832309

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 707832309

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 707832309

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of The Penn Traffic Company (the “Issuer”).  The address of the principal executive offices of the Issuer is 1200 State Fair Boulevard, Syracuse, New York 13221-4737.

Item 2.	Identity and Background.

(a) – (c)  This Statement is being filed by Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”), Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), Foxhill Capital (GP), LLC (“Foxhill GP”), Foxhill Capital Partners, LLC (“Foxhill Capital”) and Neil Weiner.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Foxhill Master Fund is a Cayman Islands exempted limited partnership.  The principal business of Foxhill Master Fund is acting as a collective investment vehicle.  The address of the principal business and principal office of Foxhill Master Fund is c/o Goldman Sachs (Cayman) Trust Ltd., Harbour Center, 2nd Floor, N. Church St, PO Box 896, Georgetown, Grand Cayman, Cayman Islands, BWI.

The general partners of Foxhill Master Fund are Foxhill Opportunity and Foxhill Offshore.  Foxhill Opportunity is a Delaware limited partnership.  The principal business of Foxhill Opportunity is serving as the general partner of, and investing in, Foxhill Master Fund.  The address of the principal business and principal office of Foxhill Opportunity is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

Foxhill Offshore is a Cayman Islands exempted company.  The principal business of Foxhill Offshore is serving as the general partner of, and investing in, Foxhill Master Fund.  The address of the principal business and principal office of Foxhill Offshore is c/o Goldman Sachs (Cayman) Trust Ltd., Harbour Center, 2nd Floor, N. Church St, PO Box 896, Georgetown, Grand Cayman, Cayman Islands, BWI. The directors of Foxhill Offshore and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  Foxhill Offshore has no executive officers.

The general partner of Foxhill Opportunity is Foxhill GP.  Foxhill GP is a Delaware limited liability company.  The principal business of Foxhill GP is serving as the general partner of Foxhill Opportunity.  The address of the principal business and principal office of Foxhill Capital is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

The investment manager of each of Foxhill Master Fund, Foxhill Opportunity and Foxhill Offshore is Foxhill Capital.  Foxhill Capital is a Delaware limited liability company.  The principal business of Foxhill Capital is providing investment management services.  The address of the principal business and principal office of Foxhill Capital is 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

The managing member of each of Foxhill Capital and Foxhill GP is Neil Weiner.  The principal occupation of Mr. Weiner is serving as managing member of those entities.  The business address of Mr. Weiner is c/o Foxhill Capital Partners, LLC, 502 Carnegie Center, Suite 104, Princeton, New Jersey 08540.

CUSIP NO. 707832309

(d) – (e)  None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Neil Weiner is a citizen of the United States, Tammy W. Seymour is a citizen of the Cayman Islands and Blair Brinkley is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Foxhill Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,200,000 Shares beneficially owned by Foxhill Master Fund is approximately $120,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  On November 18, 2009, the Issuer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.  Each Reporting Person reserves the right to take action to protect the interests of equity holders of the Issuer as they deem appropriate.  No Reporting Person has any present plan or proposal to take such action except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,779,832 Shares outstanding as of September 15, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 15, 2009.

CUSIP NO. 707832309

A.	Foxhill Master Fund

(a)	As of the date hereof, Foxhill Master Fund beneficially owns 1,200,000 Shares.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)	The transactions in the Shares by Foxhill Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Foxhill Opportunity

(a)	As the general partner of Foxhill Master Fund, Foxhill Opportunity may be deemed to beneficially own the 1,200,000 Shares owned by Foxhill Master Fund.

Percentage: 13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)
Foxhill Opportunity did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

C.	Foxhill Offshore

(a)	As the general partner of Foxhill Master Fund, Foxhill Offshore may be deemed to beneficially own the 1,200,000 Shares owned by Foxhill Master Fund.

Percentage:  13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)
Foxhill Offshore did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

D.	Foxhill GP

(a)	As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 1,200,000 Shares owned by Foxhill Master Fund.

Percentage: Approximately 13.7%

CUSIP NO. 707832309

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)
Foxhill GP did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

E.	Foxhill Capital

(a)	Foxhill Capital, as the investment manager of Foxhill Opportunity, Foxhill Offshore, and Foxhill Master Fund, may be deemed to beneficially own the 1,200,000 Shares owned by Foxhill Master Fund.

Percentage: 13.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)
Foxhill Capital did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

F.	Neil Weiner

(a)	Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 1,200,000 Shares owned by Foxhill Master Fund.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

(c)
Mr. Weiner did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 707832309

Each of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Weiner, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the Shares owned in the aggregate by the others.  Each of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Weiner disclaims beneficial ownership of the Shares he/it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 30, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Foxhill Opportunity Master Fund, L.P., Foxhill Opportunity Fund, L.P., Foxhill Opportunity Offshore Fund, Ltd., Foxhill Capital (GP), LLC, Foxhill Capital Partners, LLC and Neil Weiner, dated November 30, 2009.

CUSIP NO. 707832309

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: Foxhill Capital (GP), LLC, its general partner

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

CUSIP NO. 707832309

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

CUSIP NO. 707832309

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

FOXHILL OPPORTUNITY MASTER FUND, L.P.

1,200,000	0.1000	11/19/2009

CUSIP NO. 707832309

SCHEDULE B

Directors of Foxhill Opportunity Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Neil Weiner Director	Managing Member of Foxhill Capital Partners, LLC and Foxhill Capital (GP), LLC	Foxhill Capital Partners, LLC 502 Carnegie Center Suite 104 Princeton, New Jersey 08540

Tammy W. Seymour Director	Employee of dms Management Ltd.	dms Management Ltd. dms House PO Box 31910 Grand Cayman KY1-1208 Cayman Islands

Blair Brinkley Director	Employee of dms Management Ltd.	dms Management Ltd. dms House PO Box 31910 Grand Cayman KY1-1208 Cayman Islands